
vnu


ALP INVEST


The Blackstone Group


THE CARLYLE GROUP

HELLMAN & FRIEDMAN LLC


06012714


KKR


THL
PARTNERS


SEC MAIL PROCESSING
RECEIVED
APR 18 2006
WASH. D.C. 209 SECTION

PRESS RELEASE

Not for release, publication or distribution, in whole or in part, in or into Australia or Japan. This is a joint press release of VNU N.V. and Valcon Acquisition B.V. This announcement and related materials do not constitute an offer for any shares in VNU N.V.

VNU PUBLISHES DETAILED PRESENTATION REGARDING PRIVATE-EQUITY OFFER ON VNU.COM

Presentation to counter KVAM's criticism of transaction valuation and process,

Explain how proposed "Plan B" is flawed and inferior to private-equity offer

Haarlem, the Netherlands, April 10, 2006 – VNU N.V. (ASE: VNU), a leading global information and media company, announced today that it has published on its Web site a presentation to shareholders relating to the Offer made by Valcon Acquisition B.V. The presentation shows why the Offer is a superior alternative for shareholders. It also sets out why recent comments made by Knight Vinke Asset Management are based on misleading assertions and incomplete analysis.

A conference call for the investment community will be held today at 5:00 p.m. (Amsterdam), 4:00 p.m. (London) 11 a.m. (New York). It will be audio-webcast live at www.vnu.com.

This announcement is a public announcement as referred to in section 9b of the Dutch Securities Trading Supervision Decree (Besluit Toezicht Effectenverkeer 1995).

VNU Contacts

Press	Will Thoretz	+1 646 654 8133 (New York)
Investor Relations	Peter Wortel	+31 23 5463 692 (Haarlem)

Consortium Press Contacts

Kekst & Co.	Ruth Pachman	+1 212 521 4891 (New York)
M: Communications	Hugh Morrison	+44 207 153 1534 (London)


vnu


ALP
INVEST

The Blackstone Group®

THE CARLYLE GROUP

HELLMAN & FRIEDMAN LLC


KKR


THL
PARTNERS


APR 1 8 2006
209

PRESS RELEASE

Not for release, publication or distribution, in whole or in part, in or into Australia or Japan. This is a joint press release of VNU N.V. and Valcon Acquisition B.V. This announcement and related materials do not constitute an offer for any shares in VNU N.V.

VNU and Valcon issued a Correction to Offer Memorandum

Haarlem, the Netherlands, 7 April 2006 - VNU N.V. (ASE: VNU) and Valcon Acquisition B.V. ("Valcon") today issued a correction to the Offer Memorandum, dated 31 March 2006, relating to the public offer for all issued outstanding ordinary shares and 7% preferred shares in the capital of VNU.

Section 12.1 of the Offer Memorandum incorrectly states that VNU´s issued share capital at 30 March 2006 amounted to EUR 54,141,253.20. As at 30 March 2006, VNU´s issued share capital amounted to EUR 54,138,226.00.

Section 12.3 of the Offer Memorandum incorrectly states that Stichting tot Beheer van de Prioriteitsaandelen in VNU N.V. (the "Priority Foundation") as well as the holders of the preferred B shares in the capital of VNU have committed themselves to respectively sell and transfer their shares to VNU on the Settlement Date or tender their shares under the Offer. This statement should not have been included in the Offer Memorandum. As set out in Section 5.4 of the Offer Memorandum, the Priority Foundation has, under the condition precedent of the Offer becoming unconditional, committed itself to transfer the priority shares in VNU held by it to Valcon on the Settlement Date. However, as of 31 March 2006 and the date hereof, none of the holders of preferred B shares in the capital of VNU has committed itself to transfer its shares to Valcon on the Settlement Date.

As set out in more detail in the Offer Memorandum, under the terms of the offer, VNU's shareholders have until 15:00 hours, Amsterdam time (9:00 hours, New York time), on 5 May 2006 to tender their shares in VNU under the Offer.

###

VNU Contacts

Press	Will Thoretz	+1 646 654 8133 (New York)
Investor Relations	Peter Wortel	+31 23 5463 692 (Haarlem)

Consortium Press Contacts

Kekst & Co.	Ruth Pachman	+1 212 521 4891 (New York)
M: Communications	Hugh Morrison	+44 207 153 1534 (London)